SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: July 13, 2010

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐           Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐           No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

Enclosed:

News Release

July 13, 2010

Ivanhoe Mines advises Rio Tinto of termination
of restrictions on potential new strategic investors

VANCOUVER, CANADA – David Huberman, lead independent director of the Ivanhoe Mines Board of Directors and Chair of the Board’s Corporate Governance Committee, said today that Ivanhoe Mines has exercised its contractual right and given 60 days advance notice to Rio Tinto of a forthcoming change in the agreement governing Rio Tinto’s investment in Ivanhoe Mines.

Mr. Huberman said that a meeting of the Ivanhoe Mines Board of Directors yesterday authorized the termination of the Strategic Purchaser Covenant that has restricted the ability of Ivanhoe to issue shares to strategic investors since October 2007.

The termination of the covenant will permit Ivanhoe to issue more than 5% of its common shares to one or more third-party strategic investors, which could include major mining companies.

Mr. Huberman said that the removal of the Strategic Purchaser Covenant will give the Ivanhoe Board the flexibility to consider all available opportunities as part of its objective of realizing maximum value for Ivanhoe Mines shareholders.

“Rio Tinto has been a supportive strategic partner for Ivanhoe in advancing the Oyu Tolgoi Project to full-scale construction. We intend to continue our cooperation as we pursue additional financing options for this world-class project,” Mr. Huberman added.

Andrew Harding, Chief Executive of Rio Tinto’s copper division, resigned from the Ivanhoe Mines Board of Directors before yesterday’s meeting.

About Ivanhoe Mines

Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia.

Ivanhoe Mines’ other core assets are its 57% interest in Mongolian coal miner SouthGobi Resources (SGQ:TSX & 1878:HK); an 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830

Website: www.ivanhoemines.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “intended,” “should,” “expect,” “plan,” “estimate,” ”will” and similar expressions suggesting future outcomes or statements regarding an outlook.  These include, but are not limited to, the potential sale of Ivanhoe common shares; potential participation by others in the Oyu Tolgoi Project; future cooperation on project financing; and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: July 13, 2010	By: /s Beverly A. Bartlett
Vice President & Corporate Secretary